NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

January 10, 2025

Aliya Ishmukhamedova

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:Raadr, Inc.

Offering Statement on Form 1-A

Filed November 29, 2024

File No. 024-12538

Dear Ms. Ishmukhamedova:

This is in response to the letter of comment of the Staff dated December 19, 2024, relating to the captioned Offering Statement on Form 1-A of Raadr, Inc. (the “Company”). Each of the Staff’s comments is addressed below, seriatim:

Offering Statement on Form 1-A

Business, page 22

1.Please revise your discussion in this section and throughout to clarify the principal market(s) for your products and services. Refer to Item 7(a)(1)(i) of Form 1-A.

Please be advised that the relevant disclosure has been revised, in response to such comment.

2.You state on page 30 that your monthly lease for the Florida office is $4,750 and for the Dublin office is $5,240. However, your disclosures on pages F-38 and F-52 indicate you have a monthly lease of $350. Please revise. In addition, please explain why you believe the office space is adequate given your annual revenue and operations. Refer to Item 8(a) of Form 1-A.

The reference to $350 is due to scrivener’s error; this number has been revised to $3,500, the rent level as of the respective periods to which the financial statements relate. In addition, please be advised that the disclosure has been revised to address the balance of such comment.

3.We note your disclosure that Mexedia, Inc., a Florida Corporation, was organized in 2020. We further note that on January 1, 2023, Mexedia, Inc. acquired all the shares of Phonetime, Inc. and Matchcom Telecommunications, Inc. Please provide a more complete discussion regarding corporate history and operations of the subsidiaries.

Please be advised that more information regarding the corporate history of Mexedia, Inc., now known as Telvantis Voice Services, Inc., including Phonetime, Inc. and Matchcom Telecommunications, Inc., has been added to the disclosure, in response to such comment.

4.We note your disclosure that Mexedia Limited is a wholly owned subsidiary of Mexedia S.p.A S.B, an Italian company. Please revise the chart on page 24 to add Mexedia S.p.A S.B.

Please be advised that Mexedia Limited changed its name to Mexedia DAC. The chart has been updated to indicate Mexedia SPA is the controlling shareholder of the Company.

Directors, Executive Officers, Promoters and Control Persons, page 37

5.We note that at least two of your officers and directors are also officers and directors of Mexedia S.p.A. Please include an appropriately captioned risk factor to discuss, if true, that your officers/directors serve in their position on a part- time basis and/or otherwise clarify the number of hours they have agreed to dedicate to the business affairs of your company. To the extent material, please also identify and describe any potential conflicts of interest that exist, or may exist, as a result of your executive officers’ outside business relationships. Refer to Item 10 of Form 1-A.

Please be advised that the relevant disclosure has been revised, in response to such comment.

6.Please identify the current location(s) from where your officers, partners, or managers primarily direct, control and coordinate your activities, and when these individuals commenced their activities at this location(s).

Please be advised that the relevant disclosure has been revised, in response to such comment.

General

7.Please provide us with an analysis that supports your belief that your principal place of business would be in the United States or Canada for purposes of establishing your eligibility to conduct an offering under Regulation A. In this regard, we note the change in control of your company and that Mexedia S.p.A. S.B. is a publicly-held Italian corporation listed for trading on the Euronext Growth Paris exchange, that Messrs. Taddeo and Gilcher are officers of Mexedia S.p.A, and that Mexedia S.p.A identifies Mexedia Inc. as a 100% wholly owned subsidiary in their June 30, 2024 financial statements. Refer to Securities Act Rule 251(b)(1). For additional guidance, see Securities Act Rules Compliance and Disclosure Interpretation 182.03.

The following discussion indicates the Company’s eligibility to conduct an offering under Regulation A, inasmuch as its principal place of business is in the United States.

Background. Telvantis Voice Services, Inc., f/k/a Mexedia, Inc., a Florida corporation (“Telvantis Florida”) was incorporated on September 9, 2020, in the State of Florida as a wholly-owned subsidiary of Mexedia S.p.A. S.B. (“Mexedia SPA”).

In forming Telvantis Florida, it was Mexedia SPA’s stated purpose to seek acquisition opportunities in the telecommunications industry in the U.S. market. Due to the lingering effects of the Covid-19 pandemic, these efforts were unsuccessful throughout 2020 and 2021.

During 2022, however, Mexedia SPA engaged in extensive discussions and negotiations with Tellza, Inc., a telecommunications holding company and then-owner of the Company’s now subsidiaries, Phonetime, Inc. (“Phonetime”) and Matchcom Telecommunication, Inc. (“Matchcom”).

As a combined enterprise, Phonetime and Matchcom had, at that time, an extensive history and a strong wholesale voice business portfolio, including well-known global operators and an excellent reputation in the telecommunications marketplace, as well as extensive network of contacts and stable agreements with customers and suppliers.

As a result of the negotiations with Tellza, Inc., effective January 1, 2023, Televantis Florida acquired 100% of the stock of both Phonetime and Matchcom Communications, with many of employees continuing to work for Phonetime and Matchcom Communications to this day, driving the growth of Telvantis Florida’s voice business in the U.S. Since the acquisitions of Phonetime and Matchcom, Telvantis Florida has continued to expand its U.S.-based digital infrastructure to support its growth.

Phonetime was incorporated in the State of Florida in 2006 and has operated as a telecommunications sales company since its incorporation. Prior to its being acquired by Telvantis Florida, in 2023, Phonetime had established a robust wholesale voice services business on its proprietary digital infrastructure (or backbone).

Matchcom was incorporated in the State of Delaware in 2018 and has operated as a telecommunications sales company since its incorporation. Prior to its being acquired by Telvantis Florida, in 2023, Matchcom had established a wholesale voice services business complementary to that of Phonetime.

Current Operations. The Company’s operations, which are conducted by and through Telvantis Florida, are headquartered in Miami Beach, Florida. The Company’s current Miami Beach office became its headquarters upon its acquisition of Telvantis Florida and Mexedia DAC, an Ireland corporation (“Mexedia DAC”). Telvantis Florida has been headquartered in the Miami, Florida, area, since its 2020 inception.

Until November 2024, the operations of Telvantis Florida were directed by Daniel Contreras, the Company’s Chief Executive Officer. In November 2024, Mr. Contreras relinquished his Chief Executive Officer position with Telvantis Florida (he is now a Vice President), when Telvantis Florida hired Maickel Abdou as its new Chief Executive Officer.

Messrs. Contreras and Abdou devote 100% of their efforts to the business of the Company and are both permanently located in Florida and New Jersey, respectively. In addition, Telvantis Florida’s Head of Voice and second key employee, Sonya Maggi, is permanently located in New York. Mr. Abdou and Ms. Maggi execute their duties on a remote basis, with occasional meetings at the Company’s Miami Beach headquarters. The remaining employees of Telvantis Florida perform their duties on a remote basis from U.S. locations.

Telvantis Florida’s digital infrastructure, including its server infrastructure, are U.S.-based and are managed by Telvantis’ personnel. All voice and text traffic of Telvantis Florida passes through this U.S. infrastructure (as depicted in the graphics below): there is no overlap, or sharing, of digital infrastructure with that of Mexedia SPA.

The Telvantis Florida digital infrastructure is operated by Phonetime, which has, since its 2006 inception, continue to augment and update its digital infrastructure.

Telvantis Florida’s sales team markets its voice service offerings directly to U.S.-based companies (sales to individuals are not part of Telvantis Florida’s business model). Because many of Telvantis Florida’s U.S.-based customers either have a cadre of international customer themselves or are U.S.-based subsidiaries of larger international companies, Telvantis Florida contracts with international customers after a referral is made by one of its U.S.-based customers. Due to this circumstance, Telvantis Florida’s revenue percentage from international customers has increased slowly over time.

For the year ended December 31, 2024, Telvantis Florida’s business operations yielded the following:

•8 of 10 of the largest customers were U.S. entities.

•More than 70% of the voice volumes handled were contracted directly with U.S. entities.

•100% of the sales activity was directed and controlled by U.S.-based personnel.

Mexedia DAC, a subsidiary of Telvantis Florida, engages in no sales activities and performs strictly administrative functions on behalf of Telvantis Florida, including its other operating subsidiaries, Phonetime and Matchcom.

Further, the independent, U.S.-based nature of the Telvantis Florida operations is underscored by the $45 million credit facility established by the subsidiaries of Telvantis Florida, Mexedia Ireland, Phonetime and Matchcom. The funding under this credit facility is available for use only by Phonetime, Matchcom and Mexedia DAC: funds from the lender are sent to the U.S. bank accounts of Phonetime and Matchcom and funds repaid by Phonetime and Matchcom originate in U.S. bank accounts. The minor amounts drawn by Mexedia DAC are handled through Mexedia DAC’s own back accounts.

Based on the foregoing, which sets forth the Company’s pre-filing analysis (and updated with current information), the Company restates its eligibility to conduct an offering under Regulation A, inasmuch as its principal place of business is in the United States.

8.In addition to qualifying a Regulation A offering with the Commission, issuers in Tier 1 offerings must register or qualify their offering in any state in which they seek to offer or sell securities pursuant to Regulation A. Please provide a written representation confirming that at least one state has advised the company that it is prepared to qualify or register the offering.

Please be advised that, upon qualification, the offering will be qualified in the State of Colorado.

_______________________________________________

We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company’s responses.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan

Eric Newlan

Managing Member

cc: Raadr, Inc.